

June 22, 2012

Via E-mail
Mr. Sachin Adarkar, Esq.
Secretary
Prosper Funding LLC
111 Sutter Street, 22nd Floor
San Francisco, CA 94104

> **Re:** **Prosper Funding LLC**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 29, 2012**
> **File No. 333-179941**

Dear Mr. Adarkar

     We have reviewed your amended registration statement along with your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your responses to our former comment 5 issued in our letter dated April 3, 2012 (response dated April 23, 2012) and to our former comment 4 issued in our letter dated May 11, 2012 (response dated May 29, 2012) regarding the proposed structure for Prosper Funding LLC, as issuer of the Borrower Payment Dependent Notes. Based upon our evaluation of your plan of operation and the Commission's findings in its Cease and Desist Order issued in the Matter of Prosper Marketplace (Release No. 8984, Nov. 4, 2008) that the notes are also investment contracts, please revise the registration statement to include Prosper Marketplace as a co-issuer of the notes, and include all appropriate disclosure with respect to Prosper Marketplace as a co-issuer of the notes. We may have further comment.

2.   We note that your substantive consolidation analysis relies on your adherence to certain "separateness covenants." However, the disclosure in your prospectus and servicing

agreement appears to infringe upon these covenants. For example:

- You are required to maintain your own separate books and records and bank accounts. However, your servicing agreement provides that Prosper Marketplace, and not the Company, will maintain books and records and bank accounts on behalf of the Company;

- You are required to hold yourself out to the public as a separate legal entity from Prosper Marketplace. However, you intend to continue the use of PMI's website Prosper.com (which could refer to Prosper Marketplace or the Company); you intend to operate the platform in an identical way; PMI will represent the Company in any arbitration with customers, and information verification and collections will be conducted by Prosper Marketplace. All of these actions appear to confuse the separateness of the legal entities;

- You are required to have a Board that is separate from Prosper Marketplace and yet a majority of your board is made up of Prosper Marketplace executive officers. Furthermore, your servicing agreement contemplates that PMI will prepare resolutions for Board meetings and we note that you share a director with Prosper Marketplace (Mr. Adarkar has signed the Servicing and Indemnity Agreement as a director of Prosper Marketplace); and

- You are required to maintain an arm's length relationship with Prosper Marketplace and yet Prosper Marketplace contemplates advancing money to the Company, indemnifies the Company to WebBank, and Prosper Marketplace executive officers control the Board of the Company.

Please provide your analysis, using case law to support your position, as to whether bankruptcy courts have considered this level of "separateness" sufficient to avoid substantive consolidation.

3.   Given Prosper Marketplace will act as the servicer of the notes and has most of the employees who will perform the services called for by the notes and borrower agreements, please revise the registration statement to provide additional information regarding Prosper Marketplace, including but not limited to:

- Prosper Marketplace's experience in servicing the types of loans and notes contemplated by this registration statement;

- Prosper Marketplace's procedures for servicing the borrower loans and notes in connection with the current transaction;

- Any factors related to Prosper Marketplace that may be material to an analysis of the servicing of the borrower loans or notes;

- Prosper Marketplace's financial condition given that Prosper Marketplace financial condition could have a material impact on its ability to service the borrower loans and thereby materially impact the notes' performance.

Please also confirm that you will provide updated information in ongoing periodic reports.

The Offering, page 3

4.   You state, in this section and on the cover page, there will not be any underwriters for the offering of the notes of Prosper Funding. Please provide your analysis as to how you determined that Prosper Marketplace, who will be operating the site used to sell the notes and conducting all sales activities for Prosper Funding, is not an underwriter within the meaning of Section 2(a)(11) of the Securities Act of 1933. Alternatively, please make conforming changes to this section, as well as the prospectus cover page and throughout the registration statement.

The Prosper Rating may not accurately set forth the risks of investing in the Notes…, page 12

5.   We note your response to our former comment 2; however, you have not explained why Securities Act liability would not attach when the Prosper Rating is inaccurate. Prosper is choosing to base their ratings on non-verified data and information from its credit score providers which investors then rely upon in the purchase of Notes in the offering. Please provide your analysis, as requested by former comment 2 or revise this risk factor to clarify that your repurchase obligations under the lender agreement do not impact note holders rights under the securities laws.

We are a new company and have no independent operating history, page 16

6.   We note your added disclosure on page 16 that Prosper Marketplace will "make an additional contribution to [you] of approximately $3 million" before you commence this offering. Please file any such agreement as an exhibit to the registration statement so that the staff can review the terms of the contribution. In addition, please make corresponding disclosure in the Transactions with Related Parties section.

Participation in the funding of loans could be viewed as creating a conflict of interest, page 19

7.   We note your discussion that Prosper Marketplace and you may participate in funding borrower member loans and holding notes for your own account. Please revise to provide more detail describing the extent to which you have participated in funding borrower member loans so that investors will have a better understanding of the conflict you describe.

<u>If the security of our lender members' and borrowers' confidential information . . ., page 24</u>
<u>Any significant disruption in service on our website or in PMI's computer . . ., page 24</u>

8.   In your response to prior comment 12, you indicate that to your knowledge you have not experienced any security breach. If you or your hosting provider, Digital Realty Trust, have experienced any cyber attacks, attempts to breach your systems or other similar incidents with your business in the past, please state that fact in your risk factor so that investors are better able to understand the extent to which this risk is likely to impact current or future results.

<u>If the SEC deems us to be an asset-backed issuer, page 30</u>

9.   We note your discussion that you do not believe the securities issued by Prosper Funding LLC are asset-backed securities as defined in Regulation AB because the notes "are not backed by a discrete pool" of assets but rather are serviced by the cash flow a single obligor. Please note that the fact an ABS is backed by a single obligation does not remove it from the definition of ABS in Regulation AB. See e.g., Section III.A.6. of Asset Backed Securities, SEC Release 33-8518 (Dec. 22, 2004). Furthermore we note that section 3.3(c) of the servicing agreement provides that the servicer will be responsible for filings required under Rule 15Ga-1. Therefore we continue to have concerns as to whether the securities are ABS and the ABS disclosure and registration regime is being followed. It appears that although not meeting the definition of asset-backed security in Regulation AB, the notes do fall within the definition of ABS as defined under Section 3(a)(77) of the Exchange Act. Please note that the Exchange Act definition of ABS is broader than the definition in Regulation AB. Please provide us with your detailed legal analysis as to whether the securities are ABS under that definition, or provide the disclosure required by Regulation AB and remove the risk factor and state the securities are asset-backed securities as defined in the statute. We may have further comment.

<u>About the Platform, page 31</u>

10.   Given the reliance of Prosper Funding on Prosper Marketplace for administrative and servicing functions, please include a discussion regarding a potential bankruptcy of Prosper Marketplace and continuity of operations for the benefit of Lenders. Please also confirm, if true, that new loans will not be extended in the event of bankruptcy by Prosper Marketplace.

11.   Please revise the registration statement to provide greater disclosure on your loss mitigation and delinquency procedures to the extent material to the payment of the notes and any conflicts of interest posed by your procedures and strategies. For example, we note in the servicing agreement under Section 3.8 that Prosper Marketplace, as servicer, has significant discretion in administering the collection of borrower loan payments,

including loan modifications. Similar disclosure should be provided in the registration statement as your payment on the note is directly related to payments on the borrower loan. A risk factor should be added disclosing that Prosper Marketplace, as servicer, has the authority to modify a borrower loan without the consent of the note holders.

Borrower Identity and Verification, page 45

12.   In your response to comment 14 in your letter dated May 29, 2012, you indicate that Prosper Marketplace will conduct verification to the extent "contemplated by this section." However, the disclosure in the relevant section in the prospectus, as well as in Section 3.6 of the Servicing Agreement, does not appear to require any specific level of verification. Please clarify whether Prosper Marketplace must maintain the current verification levels, or would be free to conduct verification at lower levels. Based upon your response, provide additional risk factor disclosure regarding the lack of a required verification level and the conflict of interest between Prosper Marketplace and investors in Prosper Funding notes due to the costs associated with performing verifications without additional increase in income. Provide similar information regarding Prosper Marketplace's obligation to regularly reassess the Prosper Ratings, including the reasonableness of the implied loss rates.

Quick Invest, page 58

13.   Please tell us whether Prosper Marketplace has funded loans in error using the quick-invest feature. If so, please tell us your policy for refunding money to investors and disclose how this process is communicated to investors who subscribe to quick invest. In addition, please include a risk factor that describes the potential risks that investors face when they choose to allow the Quick Invest system to fund loans on their behalf, including how often Prosper Marketplace has detected errors within the system.

Servicing Covenant, page 68

14.   We note that you "are obligated to use commercially reasonable efforts to maintain backup servicing arrangements for the borrower loans" and your risk factor disclosure on page 22 that you have a back-up servicing agreement with a loan servicing company. Please revise to include additional information identifying the loan servicing company and its experience servicing assets of a similar type to the borrower loans. In addition, please file the back-up servicing agreement as an exhibit.

15.   Please tell us whether Prosper Marketplace will provide any reports or information to management and/or the Board of Prosper Funding in connection with their activities as servicer. Also, please describe any and all audit procedures that Prosper Marketplace, their auditor, or the auditor for Prosper Funding, will conduct to ensure cash flows from specific notes are credited to the corresponding Borrower Payment Dependent Notes. Please clarify if the results of these audits or any other assessment of Prosper

Marketplace's compliance with the servicing agreement will be provided to investors as part of Prosper Funding's reports. Please revise your risk factors disclosure based upon your response.

Loan Servicing and Collection, page 62

16.   On pages 63 and 64 of the prospectus, we note that a borrower loan may be referred to one of your collection agencies after the loan becomes more than 30 days past due. If the performance of a note is materially dependent upon the services of a collection agency, please provide disclosure identifying the collection agency or collection agencies that you may use and their relevant experience obtaining collections on assets of a similar nature.

17.   We note on page 63 of the prospectus that the servicing fee for the notes is set at one percent of the outstanding principal balance; however, we also note that the definition of "servicing fee" in the servicing agreement references Section 4.2 of the agreement. Section 4.2 of agreement references Exhibit C. In Exhibit C, the servicing fee is described as a formula that does not appear to be consistent with your disclosure that the fee is "one percent" of the outstanding principal balance. For example, Exhibit C contemplates that a "servicing fee" is based on servicing, insufficient funds, origination fees, less other fees and expenses and repurchase and indemnification obligations. Please revise as appropriate to reconcile any conflicting or unclear disclosure regarding the servicing fee.

State securities laws, page 92

18.   We note your disclosure that Prosper Marketplace failed to timely renew applications to offer and sell notes in several states in 2010 and 2011. We also note the disclosure in Prosper Marketplace's 10-K that there may be additional penalties in connection with these failures. Please revise your disclosure to discuss this possibility and provide management's expectations as to the amount of the penalties.

Director Compensation, page 94

19.   We note your response to our former comment 17 that you do not compensate directors and the "annual fee to [GSS]…is intended to compensate GSS for its services in indentifying and providing [you] with suitable candidates to serve as independent directors." However, your disclosure on page 94 contradicts this by saying that you entered into an agreement with GSS to have representatives serve as independent directors and "[you] agreed to compensate GSS for providing such independent director services." Please disclose the fees paid to GSS as compensation to directors in accordance with Item 402(k).

Exhibits

20.   Please file any exhibits to exhibits you have filed. For example, we note two exhibits have been omitted from Exhibit 10.4.

Exhibit 4.2: Form of Indenture

21.   We note that your response to prior comment 19 contemplates that the company will provide, quarterly, a statement of fair value. We also note your statement that you "believe" these actions are consistent with actions taken in prior requests for exemptive relief. Please clarify whether Prosper Marketplace or Prosper Funding will seek similar exemptive relief under Section 314(d), or provide your analysis as to how the proposed revisions are consistent with the Trust Indenture Act absent such specific exemptive relief.

Exhibit 10.4

22.   We note that you have withdrawn your Confidential Treatment Request and filed an unredacted version of the Servicing Agreement. However, "Confidential Treatment Requested" remains on the first page. Please refile this exhibit without the reference to confidential treatment.

23.   We note on page 23 that the servicer will provide an annual servicer compliance statement. Please revise your prospectus to disclose that the servicer will provide the compliance statement and that you will provide a summary of the results in your Form 10-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kate McHale at (202) 551-3464 or me at (202) 551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: Keir Gumbs, Esq.
        Covington & Burling LLP